Exhibit 99.1

Description of the Transaction

      On May 5, 2018 (the "Redemption Date"), VHC exercised its

right to redeem 5,277 shares (the "Redeemed Shares") of its

outstanding non-voting 2% Series A Convertible Preferred Stock,

par value $1.00 per share (the "Series A Preferred Stock"), at a redemption price of $5,000.00 per share (the "Redemption Price").

Payment of the Redemption Price was made, at the election of VHC and pursuant to the terms of the Certificate of Designation

("Certificate of Designation") for the Series A Preferred Stock,

in 3,686,866 shares of common stock, $0.01 par value per share,

of Valhi, Inc. (valued at $7.17 per share for purposes of

calculating the number of shares pursuant to the terms of the

Certificate of Designation) and cash for fractional shares.  The

3,686,866 shares were transferred effective May 7, 2018 as part of payment of the Redemption Price.